Exhibit (a)(1)(L)

SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS

The following are answers to some of the questions that you may have about this Exchange Program. You should read carefully the entire Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated June 15, 2016 (the “Original Offer to Exchange”) as further modified by the Supplement to the Offer to Exchange, dated June 24, 2016 (the “Supplement,” and together with the Original Offer to Exchange, the “Offer to Exchange”), and the launch email, dated June 15, 2016, announcing the Offer, together with its associated instructions. The Offer is made subject to the terms and conditions of these documents as they may be amended. The information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Exchange and the other Offer documents. We have included in this summary references to other sections in this Offer to Exchange to help you find more complete information with respect to these topics. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Exchange.

Q1.	What is the Exchange Program?	1
Q2.	What is a stock option?	2
Q3.	Who is eligible to participate in the Exchange Program?	2
Q4.	What will I receive for the options that I exchange?	2
Q5.	What is the advantage of Restricted Stock Units?	2
Q6.	Which stock options are eligible for exchange under the Exchange Program?	2
Q7.	Can the Exchange Program be extended, and if so, how will I be notified if the Exchange Program is extended?	3
Q8.	If I participate in the Exchange Program, how many RSUs would I receive in the new equity grant?	3
Q9.	Can you provide an example of how the exchange ratios would work?	3
Q10.	Why isn’t the exchange ratio 1-to-1 for all Eligible Options?	3
Q11.	What would the new exercise price be?	3
Q12.	My Eligible Options are already vested. Would my new RSU be fully vested?	3
Q13.	What would the vesting schedule be for the new grants?	3
Q14.	Will the terms and conditions of the RSU grant be the same as the exchanged stock option grant?	3
Q15.	If I elect to participate, when would I receive my new stock grant?	4
Q16.	Do I have to participate in the Exchange Program?	4
Q17.	If I choose to participate in the Exchange Program, do I have to exchange all of my eligible stock option grants?	6
Q18.	If I choose to participate in the Exchange Program, can I partially exchange an option grant?	6
Q19.	Can I exchange shares of KEYW common stock that I acquired upon exercise of my KEYW stock options?	6
Q20.	Will I be required to give up all my rights under the exchanged stock options?	6
Q21.	During what period of time may I withdraw options that I previously elected to exchange?	6
Q22.	What if I elect to participate and leave KEYW before the Exchange Program ends?	6
Q23.	What if I elect to participate and leave KEYW after the new RSUs are granted?	6
Q24.	Would I owe taxes if I participate in the Exchange Program?	7
Q25.	Will KEYW recommend that employees participate in the Exchange Program?	7
Q26.	How do I know if I should exchange my options?	7
Q27.	Why is the Company making the Offer?	7
Q28.	Are there circumstances under which I would not be granted RSUs?	8
Q29.	Do I have to pay for my RSUs?	8
Q30.	What happens if I have an Eligible Option grant that is subject to a domestic relations order or comparable legal document as the result of the end of a marriage?	8
Q31.	When will my exchanged options be cancelled?	9
Q32.	Once my exchanged options are cancelled pursuant to the Exchange Program, is there anything I must do to receive the RSUs?	9
Q33.	Do I need to exercise my RSUs in order to receive shares?	9

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Q34.	Will I be required to give up all of my rights under the cancelled options?	9
Q35.	What happens to my options if I choose not to participate or if my options are not accepted for exchange?	9
Q36.	How does the Company determine whether an option has been properly tendered?	10
Q37.	What if the Company is acquired by another company?	10
Q38.	Will I receive an RSU award agreement?	10
Q39.	Are there any conditions to the Offer?	11
Q40.	May I change my mind about which options I want to exchange?	11
Q41.	How do I change my election and add or withdraw some or all of my Eligible Option grants?	11
Q42.	What if I withdraw my election and then decide that I do want to participate in the Exchange Program?	12
Q43.	Will my decision to participate in the Exchange Program have an impact on my ability to receive options or other equity awards in the future?	12
Q44.	Whom can I contact if I have questions about the Exchange Program, or if I need additional copies of the Offer documents?	13

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Q1.	What is the Exchange Program?

A1.	As a result of our stock price decline, a substantial number of our employees who hold outstanding stock options are holding options that are considerably “underwater” (meaning the exercise prices of the stock options are higher than the current market price of our common stock). The Exchange Program is a one-time voluntary opportunity for Eligible Employees to surrender certain outstanding underwater stock options with a per share exercise price equal to or greater than $11.18 per share in exchange for a lesser amount of restricted stock units (“RSUs”) based on an exchange ratio designed to result in the new RSUs having a fair value approximately equal to the stock options that are exchanged.

The following are some terms that are frequently used in this Offer to Exchange.

Terms Used in This Offer to Exchange

•	“2009 Plan” refers to the KEYW Holding Corporation 2009 Stock Incentive Plan.

•	“2013 Plan” refers to the KEYW Holding Corporation Amended and Restated 2013 Stock Incentive Plan.

•	“cancellation date” refers to the same U.S. calendar day as the expiration date which is the date when exchanged options will be cancelled. This cancellation of exchanged options will occur after the Offer expires. We expect that the cancellation date will be July 14, 2016. If the expiration date of the Offer is extended, then the cancellation date similarly will be delayed.

•	“common stock” refers to the common stock, par value $0.001 per share, of the KEYW Holding Corporation.

•	“Eligible Employee” refers to an employee of the Company or any of its subsidiaries that remains an employee of the Company or any of its subsidiaries through the expiration of the Offer. However, our named executive officers, certain identified members of our executive leadership team and members of our Board are not Eligible Employees and therefore may not participate in the Exchange Program.

•	“Eligible Option grant” refers to all of the Eligible Options issued by the Company to an individual that is part of the same grant and subject to the same award agreement.

•	“Eligible Options” refers to options to purchase shares of the Company’s common stock under the 2013 Plan or the 2009 Plan that have a per share exercise price equal to or greater than $11.18 that remain outstanding and unexercised as of the expiration date.

•	“Exchange Program” refers to the exchange of Eligible Options for RSUs in accordance with the terms of the Offer.

•	“exchanged options” refers to options to purchase shares of the Company’s common stock that are exchanged pursuant to the Exchange Program.

•	“expiration date” refers to the time and date that the Offer expires. We expect that the expiration date will be July 14, 2016, at 5:00 p.m., Eastern Time. We may extend the Offer at our discretion. If we extend the Offer, the term “expiration date” will refer to the time and date at which the extended Offer expires.

•	“Offer period” or “Offering period” refers to the period from the start of the Offer to the expiration date. This period will commence on June 15, 2016, and we expect it to end at 5:00 p.m., Eastern Time, on July 14, 2016.

•	“Offer to Exchange” refers to this Offer to Exchange Certain Outstanding Options for Restricted Stock Units.

•	“options” refers to stock options to purchase shares of the Company’s common stock.

•	“restricted stock units” or “RSUs” refers to the restricted stock units issued pursuant to the Exchange Program that replace your exchanged options. RSUs are promises by the Company to issue shares of our common stock in the future provided that the vesting criteria are satisfied. RSUs granted in connection with this Offer to Exchange will be granted on the RSU grant date pursuant to the 2013 Plan and subject to the terms and conditions of an RSU award agreement between you and the Company. Eligible Employees will receive RSUs if they choose to participate in the Exchange Program. The Company’s named executive officers, certain identified members of its leadership team and members of the Board are not permitted to participate in the Exchange Program.

•	“RSU grant date” refers to the date when restricted stock units will be granted pursuant to the Exchange Program. New RSU grants will be issued on the expiration date. If the expiration date of the Offer is extended, then the RSU grant date similarly will be delayed

•	“Stock Plans” refers to the 2013 Plan and 2009 Plan.

Q2.	What is a stock option?

A2.	A stock option is a right to buy a share of KEYW common stock at a set price (also known as the grant or exercise price) for a specified period of time. The right to buy the share may continue in the future, but the purchase price is fixed when the stock option is granted.

Q3.	Who is eligible to participate in the Exchange Program?

A3.	The Exchange Program will be open to all current employees with outstanding stock options that have a per share exercise price equal to or greater than $11.18; however, members of the Board, our named executive officers and certain identified members of our executive leadership team are not eligible to participate in the Exchange Program. The Exchange Program will not be open to any former employees. We estimate that approximately 360 employees are eligible to participate in the Exchange Program.

Q4.	What will I receive for the options that I exchange?

A4.	All Eligible Employees who properly tender Eligible Options pursuant to the Exchange Program will receive RSUs. RSUs are promises by the Company to issue shares of the Company’s common stock in the future provided that the vesting criteria are satisfied. (See Question and Answer 13 for vesting details). You do not have to make any cash payment to the Company to receive your RSUs or the common stock upon the vesting of your RSUs. However, to the extent that we (or our subsidiary or other affiliate, as applicable) have a tax withholding obligation in connection with the vesting of the RSUs and issuance of shares thereunder or otherwise, the tax withholding obligations will be satisfied in the manner specified in the RSU award agreement. (See Section 9, “Source and amount of consideration; terms of RSUs,” below)

Q5.	What is the advantage of Restricted Stock Units?

A5.	RSUs have an advantage over stock options in that, regardless of fluctuation in the price of our stock, the award retains some value because RSUs are actual shares of stock when vested. Stock options have little or no value if the current price of KEYW stock is at or below the stock option exercise price.

Q6.	Which stock options are eligible for exchange under the Exchange Program?

A6.	Eligible Options include outstanding stock options that have a per share exercise price equal to or greater than 11.18.

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Q7.	Can the Exchange Program be extended, and if so, how will I be notified if the Exchange Program is extended?

A7.	We may, in our discretion, extend the Exchange Program at any time, be we do not currently expect to do so. If we extend the Exchange Program, we will issue a press release or other public announcement disclosing the extension no later than 9:00 a.m. on the business day following the scheduled expiration date.

Q8.	If I participate in the Exchange Program, how many RSUs would I receive in the new equity grant?

A8.	The exchange ratio is intended to be approximately value-neutral. Eligible Options will be exchanged on a 3:1 basis, or 3.0 stock options for one new RSU. The exchange ratio is the same for all Eligible Employees. None of the replacement RSUs will be vested on the date of grant. Instead, the replacement RSUs will vest on the one-year anniversary of the RSU grant date.

Q9.	Can you provide an example of how the exchange ratios would work?

A9.	Based on the exchange ratio of 3:1, if you hold 12,000 Eligible Options you would receive 4,000 RSUs pursuant to the Exchange Program.

Q10.	Why isn’t the exchange ratio 1-to-1 for all Eligible Options?

A10.	Each underwater stock option has less value than each new RSU that will be granted in the Exchange Program; therefore more underwater stock options are required to equal the fair value of one replacement RSU.

Q11.	What would the new exercise price be?

A11.	There is no exercise price associated with RSUs. RSUs are actual shares of stock when vested.

Q12.	My Eligible Options are already vested. Would my new RSU be fully vested?

A12.	No. All new RSUs granted in the Exchange Program will be subject to the new vesting schedule; however, shares of common stock issued upon vesting of the RSU will be fully vested. (See Question and Answers 13 and 14 for vesting details)

Q13.	What would the vesting schedule be for the new grants?

A13.	None of the RSUs granted in exchange for Eligible Options will be vested on the date of grant. The new RSUs will vest, subject to a participating employee’s continued employment, on the first anniversary of the RSU grant date (meaning shares will be 100% vested one year from the date of grant). As a result, Eligible Employees participating in the Exchange Program will, in effect, have to re-earn the new RSUs through continued service for a period of one year from the RSU grant date.

Q14.	Will the terms and conditions of the RSU grant be the same as the exchanged stock option grant?

A14.	The new RSU grants will be subject to the 2013 Plan (see plan document at www.KEYW.equitybenefits.com), regardless of whether stock option grants were issued under the 2009 Stock Incentive Plan.

RSUs are a different type of equity award than options, and the terms and conditions of your RSUs will be different from your options. Your RSUs will be granted under the 2013 Plan and will be subject to an RSU award agreement. The form of RSU award agreement is filed as an exhibit to the Schedule TO with which this Offer to Exchange has been filed and is available on the SEC website at www.sec.gov. See Section 9 below for more details on the terms and conditions of RSUs.

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The vesting of any RSUs will differ significantly from the corresponding exchanged option. Until your RSUs vest and you are issued shares in settlement of the vested RSUs, you will not have any of the rights or privileges of a stockholder of the Company as to the shares associated with such RSUs. Once you have been issued the shares of common stock, you will have all of the rights and privileges of a stockholder with respect to those shares, including the right to vote and to receive dividends, if any.

The tax treatment of the RSUs will differ significantly from the tax treatment of your options. Please see Question and Answer 24 and the remainder of this Offer to Exchange. Also, the vesting of your RSUs will be different from the vesting schedule of your exchanged options. (See Section 9, “Source and amount of consideration; terms of RSUs,” below)

Q15.	If I elect to participate, when would I receive my new stock grant?

A15.	The new RSU grant will be granted on the RSU grant date after the expiration of the Offer and will appear in your E*TRADE account as soon as administratively practicable thereafter.

Q16.	Do I have to participate in the Exchange Program?

A16.	Participation in the Exchange Program is completely voluntary. If you chose not to participate, you would keep all your current outstanding stock options, including stock options eligible for the Exchange Program. No changes would be made to the terms of your current stock options if you decline to participate. You do not need to do anything if you choose to not participate in the Exchange Program.

If you are an Eligible Employee, at the start of the Offer, you will receive a launch email, dated June 15, 2016, announcing the Exchange Program. If you want to participate in the Exchange Program, you must complete the election process outlined below by the expiration date, currently expected to be 5:00 p.m., Eastern Time, on July 14, 2016. If you do not want to participate, then no action is necessary.

All Eligible Employees can access the Offer website at https://KEYW.equitybenefits.com and view information with respect to the Exchange Program, the Offer documents, and their Eligible Options.

Elections via the Offer Website

1.         Access the Company’s Offer website by going to https://KEYW.equitybenefits.com and enter your Company Employee ID and password. If this is the first time you are logging into the Offer website, you should use the password as specified in the launch email, dated June 15, 2016, announcing the Exchange Program.

2.         After logging into the Offer website, review the information and proceed through to the Election Page. You will be provided with personalized information regarding the Eligible Option grants you hold (your “Eligible Option schedule”), including the grant date and per share exercise price of each of your Eligible Options grants, the number of shares subject to each of your Eligible Option grants as of June 14, 2016, the number of vested shares subject to each of your Eligible Option grants as of June 14, 2016, and the number of RSUs that would be issued in exchange for each Eligible Option grant. You also can review your Eligible Options in the Breakeven Calculator, which has been provided to you as a convenience for purposes of making limited mathematical calculations regarding the potential amount that could be received from exchanged options or the RSUs to be granted pursuant to the Exchange Program if you choose to exchange your Eligible Options. The Breakeven Calculator does not take into account all of the factors that you should consider in deciding whether to participate in the Exchange Program. For example, the Breakeven Calculator does not account for vesting. Note that you will be able to profit from an RSU only if it actually vests. Therefore, even if the Breakeven Calculator shows that the potential profit on an RSU is greater than for an exchanged option at the assumed prices you enter, you would be able to profit from the RSU only if it actually vests. In addition, this Breakeven Calculator does not take into consideration the difference in taxation between RSUs and stock options. Note also that because of the rounding resulting from fractional shares, the values shown could be higher or lower than the actual result.

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3.         On the Election Page, select the appropriate box next to each of your Eligible Option grants to indicate which Eligible Option grants you choose to exchange in the Exchange Program.

4.         Proceed through the Offer website by following the instructions provided. Review your election form and confirm that you are satisfied with your election form. After reviewing and agreeing to the Terms of Election, including those set forth on Schedule C hereto, submit your election form.

5.         Upon submitting your election form, a Confirmation Statement will be generated by the Offer website. Please print and keep a copy of the Confirmation Statement for your records. At this point, you will have completed the election process.

Elections via Facsimile

We prefer that you submit your election form electronically via the Offer website. However, if you wish to obtain a paper election form, please email OptionExchange@keywcorp.com or call 443-733-1600. Properly complete the election form, and submit your election form via facsimile at 443-733-1801, no later than the expiration date, which currently is expected to be 5:00 p.m., Eastern Time, on July 14, 2016, unless we extend the Exchange Program.

Elections Generally

If you elect to exchange any Eligible Option grant in the Exchange Program, you must elect to exchange all shares subject to that Eligible Option grant. If you hold more than one Eligible Option grant, however, you may choose to exchange one or more of such Eligible Option grants without having to exchange all of your Eligible Option grants. If you need an election form or other Offer documents or are unable to access your Eligible Option schedule, you may contact:

Corporate Secretary

Email: OptionExchange@keywcorp.com

Phone: 443-733-1600

This is a one-time Offer, and we will strictly enforce the expiration date. We reserve the right to reject any option tendered for exchange that we determine is not in the appropriate form or that we determine is improper or unlawful to accept. Subject to the terms and conditions of the Offer, we will accept all properly tendered options promptly after the expiration of the Offer. (See Section 4, “Procedures for electing to exchange options,” below)

We may extend the Offer. If we do so, we will issue a press release or other public announcement disclosing the extension no later than 9:00 a.m., Eastern Time, on the U.S. business day following the scheduled expiration date.

Your delivery of all documents, including election forms, is at your risk. If you submit your election form via the Offer website, you should print and keep a copy of the Confirmation Statement generated by the Offer website at the time that you complete and submit your election form. The printed Confirmation Statement will provide evidence that you submitted your election form. If you submit your election form via facsimile, we intend to confirm the receipt of your election form by email within two (2) U.S. business days after receiving your election form. If you do not receive a confirmation, it is your responsibility to confirm that we have received your election form. Note that if you submit any election form via facsimile within the last two (2) U.S. business days prior to the expiration of the Offer, it is possible that the Company may not be able to confirm receipt prior to the expiration of the Offer. Only election forms that are properly completed and actually received by the Company by the deadline via the Offer website or facsimile will be accepted. Election forms submitted by any other means, including email, hand delivery, interoffice, U.S. mail (or similar post) and Federal Express (or similar delivery service), are not permitted.

(See Section 4, “Procedures for electing to exchange options,” below)

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Q17.	If I choose to participate in the Exchange Program, do I have to exchange all of my eligible stock option grants?

A17.	No. Under the Exchange Program, you are able to exchange Eligible Options on a grant-by-grant basis. That means you may choose to exchange some eligible grants, and choose not to exchange others.

Q18.	If I choose to participate in the Exchange Program, can I partially exchange an option grant?

A18.	We are not accepting partial tenders of stock option grants. However, you may elect to exchange the remaining portion of any stock option that you previously partially exercised. Accordingly, you may elect to exchange one or more of your stock option grants, but you must elect to exchange all of the unexercised shares subject to each grant or none of the shares for that particular grant.

Q19.	Can I exchange shares of KEYW common stock that I acquired upon exercise of my KEYW stock options?

A19.	No. The Exchange Program only applies to outstanding KEYW stock options that are eligible under the Exchange Program. You would not be able to exchange shares of KEYW stock that you own outright.

Q20.	Will I be required to give up all my rights under the exchanged stock options?

A20.	Yes. On the expiration date of the Exchange Program, the stock options you surrender in exchange for RSUs will be cancelled and you will no longer have any rights under those surrendered stock options.

Q21.	During what period of time may I withdraw options that I previously elected to exchange?

A21.	You may withdraw any stock options that you previously elected to exchange at any time before the Exchange Program expires. If we extend the Exchange Program, you may withdraw any stock options that you previously elected to exchange at any time before the extended expiration of the Offer.

Q22.	What if I elect to participate and leave KEYW before the Exchange Program ends?

A22.	If you elect to participate in the Exchange Program and your employment ends for any reason before you receive the new RSU grant, your exchange election will be cancelled and you would not receive the new RSU grant. If this occurs, no changes would be made to the terms of your current stock options and such stock options would be treated as if you had declined to participate in the Exchange Program.

Q23.	What if I elect to participate and leave KEYW after the new RSUs are granted?

A23.	If you elect to participate in the Exchange Program and your employment ends for any reason after you receive the new RSU grant, your exchange election would have been processed and your new RSU grant will have the new terms and conditions that would apply. If you leave KEYW prior to the one year anniversary of the date of grant, then your RSUs would be forfeited.

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Q24.	Would I owe taxes if I participate in the Exchange Program?

A24.	Generally, the exchange of Eligible Options should be treated as a non-taxable exchange and no income tax should be recognized upon the grant of the new RSUs for U.S. federal income tax purposes. There may, however, be income tax payable upon the vesting of your RSUs. It is recommended that you consult with your own tax accountant or financial advisor for additional information about your personal tax situation.

You should consult with your tax adviser to determine the personal tax consequences to you of participating in the Exchange Program. If you are a citizen or a tax resident of, or otherwise are subject to the tax laws of, more than one country (including any country outside of the U.S.), you should be aware that there may be additional or different tax and social insurance consequences that may apply to you.

Q25.	Will KEYW recommend that employees participate in the Exchange Program?

A25.	KEYW is not making any recommendation as to whether or not it will make sense for you to participate in the Exchange Program.

The program does carry risk (see “Risks of Participating in the Offer” beginning on page 15 for information regarding some of these risks), and there are no guarantees regarding whether you ultimately would receive greater value from your Eligible Options or from the RSUs you will receive in exchange. You must make your own decision as to whether or not to participate in the Exchange Program. For questions regarding personal tax implications or other investment-related questions, you should talk to your personal legal counsel, accountant, and/or financial adviser. (See Section 3, “Purposes of the Offer,” below)

Q26.	How do I know if I should exchange my options?

A26.	You should carefully consider all of the facts and circumstances regarding whether to exchange your options; however, we have provided a Stock Option Exchange Calculator on this site (https://www.KEYW.equitybenefits.com) under the Box marked “Make my Election” that can assist you.

Q27.	Why is the Company making the Offer?

A27.	We believe that the Exchange Program will foster retention of valuable employees of the Company and its subsidiaries, provide meaningful incentives to them, and better align the interests of employees with the interests of our stockholders to maximize stockholder value. Previously, we submitted for stockholder approval a proposal to implement a one-time stock Exchange Program, as described in our definitive proxy statement filed with the SEC on April 14, 2016. Our stockholders approved the program at our 2016 annual meeting of stockholders held on May 18, 2016.

We rely on a skilled and educated, technical, and managerial workforce. Competition for these types of employees is intense. Equity awards have been, and continue to be, a key part of our incentive compensation and retention program. We believe that to develop and market our products, we need to maintain competitive compensation and incentive programs. We issued the currently outstanding options to attract and retain the best available personnel and to provide incentive to employees.

The Company’s stock price had fallen by as much as 65% from the time of our initial public offering in October of 2010, from $12.00 per share to as low as $3.91 per share in February of 2016. The stock has traded as high as $23.09 per share in March of 2014. On June 10, 2016, the closing price was $9.24 per share. As a result of our stock price decline, a substantial number of our employees are holding stock options that are considerably “underwater” (meaning the exercise prices of the options are higher than the current market price of our common stock). The weighted average exercise price per share of options held by our non-executive employees was $11.34 compared to a $9.24 closing price on June 10, 2016, for our common stock. Consequently, as of June 10, 2016, approximately 66% of the outstanding options held by non-executive employees were underwater.

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These stock options have become less effective in retaining and motivating our employees, who may view their underwater options as having lesser value due to the difference between the per share exercise price and the current market price of a share of our common stock. At the same time, the labor market remains extremely competitive. The failure to address the underwater option issue in the near to medium term could make it more difficult for us to retain our key employees. If we cannot retain these individuals, our business, results of operations and future stock price could be adversely affected. We believe that it is essential to continue to retain and motivate our best employees, and that the inherent value of the new RSUs and extended vesting periods of the RSUs may be more effective in retaining and incentivizing employees than the existing underwater options.

(See Section 3, “Purposes of the Offer,” below)

Q28.	Are there circumstances under which I would not be granted RSUs?

A28.	Yes. If, for any reason, you no longer are an employee of the Company or its subsidiaries on the expiration date, you will not receive any RSUs. Instead, you will keep your current Eligible Options and those options will vest and expire in accordance with their original terms. Except as provided by applicable law and/or any employment or other service agreement between you and the Company or its subsidiaries, your employment or other service with the Company or its subsidiaries will remain “at-will” regardless of your participation in the Exchange Program and can be terminated by you or your employer (or entity with which you engage to provide services) at any time with or without cause or notice. (See Section 1, “Eligibility,” below)

Moreover, even if we accept your Eligible Options, we will not grant RSUs to you if we are prohibited from doing so by applicable laws. For example, we could become prohibited from granting RSUs as a result of changes in SEC or NASDAQ rules. We do not anticipate any such prohibitions at this time.

In addition, if you hold an option that expires after the start of, but before the cancellation of, options under the Offer, that particular option is not eligible for exchange. As a result, if you hold options that expire before the currently scheduled cancellation date or, if we extend the Offer such that the cancellation date is a later date and you hold options that expire before the rescheduled cancellation date, those options will not be eligible for exchange and such options will continue to be governed by their original terms. (See Section 15, “Extension of Offer; termination; amendment,” below)

Q29.	Do I have to pay for my RSUs?

A29.	No. You do not have to make any cash payment to the Company to receive your RSUs or the common stock upon the vesting of your RSUs. However, to the extent that we (or our subsidiary or other affiliate, as applicable) have a tax withholding obligation at the time of issuance of the shares underlying the RSUs after the RSUs vest, the tax withholding obligations will be satisfied in the manner specified in the RSU award agreement. (See Section 9, “Source and amount of consideration; terms of RSUs,” below)

Q30.	What happens if I have an Eligible Option grant that is subject to a domestic relations order or comparable legal document as the result of the end of a marriage?

A30.	If you have an Eligible Option grant that is subject to a domestic relations order (or comparable legal document as the result of the end of a marriage) and a person who is not an Eligible Employee beneficially owns a portion of that Eligible Option grant, you may accept the Offer only with respect to the portion of the Eligible Option grant beneficially owned by you. Any portion beneficially owned by a person who is not an Eligible Employee may not be exchanged in the Offer (even if legal title to that portion of the award is held by you and you are an Eligible Employee).

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For example, if you are an Eligible Employee and you hold an Eligible Option grant covering 3,000 shares that is subject to a domestic relations order, 1,000 of which are beneficially owned by your former spouse, and you have exercised 600 of the remaining 2,000 shares not beneficially owned by your former spouse, then you may elect to exchange the 1,400 shares that remain outstanding subject to the Eligible Option grant that are not beneficially owned by your former spouse, or you may elect not to participate in the Exchange Program at all with respect to this Eligible Option grant. These are your only choices with respect to this Eligible Option grant. (See Section 2, “Number of RSUs; expiration date,” below)

Q31.	When will my exchanged options be cancelled?

A31.	Your exchanged options will be cancelled following the expiration of the Offer on the same U.S. calendar day as the expiration date. We refer to this date as the cancellation date. We expect that the cancellation date will be July 14, 2016, unless the Offer period is extended. (See Section 6, “Acceptance of options for exchange and issuance of RSUs,” below)

Q32.	Once my exchanged options are cancelled pursuant to the Exchange Program, is there anything I must do to receive the RSUs?

A32.	Once your exchanged options have been cancelled, you must execute an RSU award agreement. In order to receive the shares covered by the RSU grant, you will also need to remain an employee of the Company or its subsidiaries through the applicable vesting date, as described in Question and Answer 13. (See Section 1, “Eligibility,” below)

Q33.	Do I need to exercise my RSUs in order to receive shares?

A33.	No. RSUs do not need to be exercised in order to receive shares. If your RSUs vest, you automatically will receive the shares subject to the RSUs shortly thereafter in accordance with the terms of the 2013 Plan and the applicable RSU award agreement (less any shares used to satisfy any applicable tax withholding). RSUs that do not vest will be forfeited to the Company and you will receive no payment for them. (See Section 9, “Source and amount of consideration; terms of RSUs,” below)

Q34.	Will I be required to give up all of my rights under the cancelled options?

A34.	Yes. Once we have accepted your exchanged options, your exchanged options will be cancelled and you no longer will have any rights under those options. We intend to cancel all exchanged options following the expiration of the Offer on the same U.S. calendar day as the expiration date. We refer to this date as the cancellation date. We expect that the cancellation date will be July 14, 2016. (See Section 6, “Acceptance of options for exchange and issuance of RSUs,” below)

Q35.	What happens to my options if I choose not to participate or if my options are not accepted for exchange?

A35.	If you choose not to participate or your options are not accepted for exchange, your existing options will (a) remain outstanding until they are exercised or cancelled or they expire by their existing terms, (b) retain their current exercise price, (c) retain their current vesting schedule, and (d) retain all of the other terms and conditions as set forth in the relevant agreement related to such option grant. (See Section 6, “Acceptance of options for exchange and issuance of RSUs,” below)

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Q36.	How does the Company determine whether an option has been properly tendered?

A36.	We will determine, in our discretion, all questions about the validity, form, eligibility (including time of receipt) and acceptance of any options. Our determination of these matters will be given the maximum deference permitted by law. However, you have all rights accorded to you under applicable law to challenge such determination in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. We reserve the right to reject any election of any option tendered for exchange that we determine is not in an appropriate form or that we determine is unlawful to accept. We will accept all properly tendered options that are not validly withdrawn, subject to the terms of the Offer. No tender of options will be deemed to have been made properly until all defects or irregularities have been cured or waived by us. We have no obligation to give notice of any defects or irregularities in any election and we will not incur any liability for failure to give any such notice. (See Section 4, “Procedures for electing to exchange options,” below)

Q37.	What if the Company is acquired by another company?

A37.	Although we currently are not anticipating a merger or acquisition, if we merge or consolidate with or are acquired by another entity prior to the expiration of the Offer, you may choose to withdraw any options that you tendered for exchange and your options will be treated in accordance with the Stock Plan under which they were granted and the relevant award agreements. Further, if the Company is acquired prior to the expiration of the Offer, we reserve the right to withdraw the Offer, in which case your options and your rights under them will remain intact and exercisable for the time period set forth in your award agreement and you will receive no RSUs in exchange for them. If the Company is acquired prior to the expiration of the Offer but does not withdraw the Offer, before the expiration of the Offer we (or the successor entity) will notify you of any material changes to the terms of the Offer or the RSUs, including any adjustments to the number of shares that will be subject to the RSUs. Under such circumstances, the type of security and the number of shares covered by your RSU would be adjusted based on the consideration per share given to holders of our common stock in connection with the acquisition. As a result of this adjustment, you may receive RSUs covering more or fewer shares of the acquirer’s common stock than the number of shares subject to the Eligible Options that you tendered for exchange or than the number you would have received pursuant to the RSUs if no acquisition had occurred.

If, after the Offer, we subsequently are acquired by or merge with another company, your exchanged options might have been worth more than the RSUs that you receive in exchange for them.

A transaction involving us, such as a merger or other acquisition, could have a substantial effect on our stock price, including significantly increasing the price of our common stock. Depending on the structure and terms of this type of transaction, option holders who elect to participate in the Exchange Program may receive less of a benefit from the appreciation in the price of our common stock resulting from the merger or acquisition. This could result in a greater financial benefit for those option holders who did not participate in the Exchange Program and retained their original options.

Further, if another company acquires us, that company, as part of the transaction or otherwise, may decide to terminate some or all of the employees of the Company or its subsidiaries before the completion of the Exchange Program. Termination of your employment or other service for this or any other reason before the expiration date means that the tender of your Eligible Options will not be accepted, you will keep your tendered options in accordance with their original terms, and you will not receive any RSUs or other benefit for your tendered options.

If we are acquired after your tendered options have been accepted, cancelled, and exchanged for RSUs, your RSUs will be treated in the acquisition transaction in accordance with the terms of the transaction agreement or the terms of the 2013 Plan and your RSU award agreement. (See Section 9, “Source and amount of consideration; terms of RSUs,” below)

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Q38.	Will I receive an RSU award agreement?

A38.	Yes. All RSUs will be subject to an RSU award agreement between you and the Company, as well as to the terms and conditions of the 2013 Plan. The forms of RSU award agreement under the 2013 Plan are incorporated by reference as exhibits to the Schedule TO with which this Offer to Exchange has been filed. In addition, a copy of the 2013 Plan and the form of the RSU award agreement under the 2013 Plan are available on the SEC website at www.sec.gov. (See Section 9, “Source and amount of consideration; terms of RSUs,” below)

Q39.	Are there any conditions to the Offer?

A39.	Yes. The completion of the Offer is subject to a number of customary conditions that are described in Section 7 of this Offer to Exchange. If any of these conditions is not satisfied, we will not be obligated to accept and exchange properly tendered Eligible Options, though we may do so at our discretion. (See Section 2, “Number of RSUs; expiration date,” and Section 7, “Conditions of the Offer,” below)

Q40.	May I change my mind about which options I want to exchange?

A40.	Yes, but only before the Offer expires. You may change your mind after you have submitted an election form and change the options you elect to exchange at any time before the expiration date by completing and submitting a new election form via the Offer website or facsimile. If we extend the expiration date, you may change your election at any time until the extended Offer expires. You may elect to exchange on a grant by grant basis additional Eligible Options, fewer Eligible Options, all of your Eligible Options or none of your Eligible Options. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election form we receive by the expiration date. Please be sure that any completed and new election form you submit includes all of the options with respect to which you want to accept the Offer and is clearly dated after your last-submitted election form. (See Section 4, “Procedures for electing to exchange options,” and Section 5, “Withdrawal rights and change of election,” below)

Q41.	How do I change my election and add or withdraw some or all of my Eligible Option grants?

A41.	To change an election you previously made with respect to some or all of your Eligible Option grants, including an election to withdraw all of your Eligible Option grants from the Offer, you must deliver a valid new election form indicating only the Eligible Option grants you wish to exchange in the Exchange Program or a valid new election form indicating that you reject the Offer with respect to all of your Eligible Options, by completing the election process outlined below by the expiration date, currently expected to be 5:00 p.m., Eastern Time, on July 14, 2016.

All Eligible Employees can access the Offer website at https://KEYW.equitybenefits.com and view information with respect to the Exchange Program, the Offer documents, and their Eligible Options.

Election Changes and Withdrawals via the Offer Website

1.         Access the Company’s Offer website by going to https://KEYW.equitybenefits.com and enter your Company Employee ID and password. If this is the first time you are logging into the Offer website, you should use the password as specified in the launch email, dated June 15, 2016, announcing the Exchange Program.

2.         After logging into the Offer website, review the information and proceed through to the Election Page. You will be provided with your Eligible Option schedule containing personalized information regarding the Eligible Option grants you hold, as described in Question and Answer 16.

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3.         On the Election Page, select the appropriate box next to your previously-selected Eligible Option grants to indicate those Eligible Option grants that you do not want to exchange in the Exchange Program.

4,         Proceed through the Offer website by following the instructions provided. Review your election form and confirm that you are satisfied with your election form. After reviewing and agreeing to the Terms of Election, including those set forth on Schedule C hereto, submit your election form.

5.         Upon submitting your election form, a Confirmation Statement will be generated by the Offer website. Please print and keep a copy of the Confirmation Statement for your records. At this point, you will have completed the process for changing your previous election or withdrawing from participation in the Exchange Program.

Election Changes and Withdrawals via Facsimile

We prefer that you submit your election form electronically via the Offer website. However, if you wish to obtain a paper election form, please email OptionExchange@keywcorp.com or call 443-733-1600. Properly complete the election form, and submit your election form via facsimile at 443-733-1801, no later than the expiration date, which currently is expected to be 5:00 p.m., Eastern Time, on July 14, 2016, unless we extend the Exchange Program.

Your delivery of all documents, including election forms, is at your own risk. Only election forms that are complete and actually received by the deadline via the Offer website or facsimile will be accepted. If you do not receive a confirmation, it is your responsibility to confirm that we have received your election form. Election forms submitted by any other means, including email, hand delivery, interoffice, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. If you submit your election form via the Offer website, you should print and keep a copy of the Confirmation Statement generated by the Offer website at the time that you complete and submit your election form. The printed Confirmation Statement will provide evidence that you submitted your election form. If you submit your election form via facsimile, we intend to confirm the receipt of your election form by email within two (2) U.S. business days after receiving your election form. Note that if you submit any election form by facsimile within the last two (2) U.S. business days prior to the expiration of the Offer, time constraints may prevent the Company from providing confirmation by email prior to the expiration of the Offer. (See Section 5, “Withdrawal rights and change of election,” below)

Q42.	What if I withdraw my election and then decide that I do want to participate in the Exchange Program?

A42.	If you have withdrawn your election to participate and then again decide to participate in the Exchange Program, you may reelect to participate by submitting a new, properly completed election form via the Offer website or facsimile before the expiration date, that is signed (electronically or otherwise) and dated after the date of your previously submitted election form. (See Question and Answer 41 and Section 5, “Withdrawal rights and change of election,” below)

Q43.	Will my decision to participate in the Exchange Program have an impact on my ability to receive options or other equity awards in the future?

A43.	No. Your election to participate or not to participate in the Exchange Program will not have any effect on our making future grants of options, other equity awards, or any other rights to you or anyone else. (See Section 1, “Eligibility,” below)

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Q44.	Whom can I contact if I have questions about the Exchange Program, or if I need additional copies of the Offer documents?

A44.	You should direct questions about the Exchange Program and requests for printed copies of this Offer to Exchange and the other Offer documents to:

Corporate Secretary

Email: OptionExchange@keywcorp.com

Phone: 443-733-1600

(See Section 10, “Information concerning the Company”, below)

The Exchange Program is being made pursuant to the terms and conditions set forth in the KEYW Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission and available to you free of charge on this Exchange Program website or at www.sec.gov. You should read these written materials carefully because they contain important information about the Exchange Program, including risks related thereto.

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